Exhibit 4.1

Material marked [*] has been omitted pursuant to a request for confidential treatment. This material has been filed with the Commission separately.

AGREEMENT REGARDING INTEREST EQUALISATION AND HEDGING FOR
EKSPORTFINANS’S BORROWING AND LENDING COMMITMENTS
(THE 108 AGREEMENT)

This agreement is entered into between the Ministry of Trade and Industry (the Ministry) and Eksportfinans ASA (Eksportfinans). The Ministry hereby acquires all rights and obligations of the Ministry of Finance in accordance with the agreement of 30 June 1978 between the Ministry of Finance and Eksportfinans.

The agreement shall facilitate borrowing and lending for Eksportfinans within the framework of the export credit system based on Storting Proposition [parliamentary bill] no. 108 (1977-78) and later annual parliamentary resolutions (the 108 Agreement).

§1.	Purpose

The purpose of the 108 Agreement is to offer Norwegian exporters of goods a competitive export credit system.

A	BORROWING

§2.	Principles for borrowing

Borrowing shall be arranged with the object of obtaining a balance between borrowing and lending commitments in each currency. In order to reduce the currency and interest risk between borrowing and lending, Eksportfinans may enter into currency and interest rate hedging. The purpose of obtaining a balance between the borrowing and the lending structure must nevertheless be weighed against the costs in connection with currency and interest hedging.

Each borrowing shall be approved by the Ministry upon advice from the Ministry of Finance. All correspondence in connection with each borrowing shall be forwarded in a copy to the Debt Department of the Ministry of Finance. Eksportfinans shall keep the Ministry currently informed about the borrowing procedures.

The 108 Agreement shall use Norwegian kroner, Euros and US dollars as its main borrowing currencies. The Ministry may approve other main currencies.

§3	Eksportfinans’s borrowing costs

The reference interest for borrowing is [*]%, which is Eksportfinans’s borrowing costs under the 108 Agreement.

One-time costs in connection with borrowing shall be covered by Eksportfinans by up to [*]% of the loan volume. One-time costs exceeding [*]% shall be covered by the Ministry of Finance, cf. § 13 c.

§4	Settlement proceedings

Based on the balance for each borrowing, the reference interest for borrowing provided in § 3 and all estimated non-recurring costs, a repayment scheme shall be prepared for interest amounts and instalments (converted to Norwegian kroner, if applicable) which shall be covered by Eksportfinans during the loan’s term. Any imbalance between the actual payments related to the payment of the loan and each amount in the repayment scheme (converted to Norwegian kroner, if applicable) shall be debited or credited to the settlement account as described in § 13. Any currency balance shall be converted to Norwegian kroner in accordance with market rates and the principles provided in § 12.

The Ministry will cover the balance if Eksportfinans’s realised borrowing costs converted to Norwegian kroner for each borrowing exceed the reference costs for each borrowing, cf. § 3. Eksportfinans also undertakes to transfer any profit to the Ministry if the realised borrowing costs are lower than the reference costs for each borrowing. The proceedings in connection with the transfer of positive and negative balance to the settlement account are provided in §13.

B	LENDING

§5	Delimitation

Any financing under this agreement may in principle be carried out for contracts regarding export of financial instruments within such definitions and rules as are practised at all times by the Guarantee Institute for Expert Credit. No shipping and fishing boat deliveries falling under Chapter 996 Support to shipbuilding in the Ministry’s current budget shall be covered by the 108 Agreement. The Ministry may either decide that certain deliveries shall not be covered under the 108 Agreement or that the 108 Agreement shall be extended to cover all types of deliveries.

The application of the 108 Agreement must be in accordance with the international agreements and understandings to which Norway is a party. If Eksportfinans should doubt whether the agreement is managed in accordance with international agreements and arrangements to which Norway is a party, Eksportfinans shall contact the Ministry in order to clarify whether the transaction can be completed.

The decisions regarding lending in this agreement are in accordance with the rules in the OECD Consensus Agreement (the Consensus Agreement), including the rules on minimum interest.

§6	Lending activities

Eksportfinans may offer loans under the 108 Agreement on CIRR terms. Eksportfinans shall ensure that loans on CIRR terms are normally granted in other countries which are parties to the Consensus Agreement for the same type of delivery. If the loan shall be part of a mixed credit, NORAD (The Directorate for Foreign Aid) shall ensure competition.

With the Ministry’s approval Eksportfinans may, in some cases and in accordance with a restrictive practice, grant loans on better terms than the said most-favoured terms.

If the CIRR interest on the date of NORAD’s lending commitment exceeds 10%, NORAD shall be consulted regarding a possible distribution of costs between the 108 Agreement and the foreign aid budget.

The 108 Agreement has no financial limits for the total engagement. Thus, all contracts falling under the set of rules will be entitled to financing. The Ministry may provide guidelines for each amended lending commitment under the 108 Agreement.

Eksportfinans shall decide whether separate loans shall be granted. Eksportfinans may grant loans in Norwegian kroner and in a foreign currency.

§7	Reference interest for lending

The reference interest for lending is [*]% which is Eksportfinans’s lending interest under the 108 Agreement.

§8	Direct costs

Eksportfinans may charge the borrowers with direct costs accrued in connection with the drafting of loan agreements.

§9	Settlement proceedings

In accordance to what is stated in §§ 7 and 13, as well as the lending amount, Eksportfinans shall for each lending prepare a repayment scheme for interest amounts and instalments (converted to Norwegian kroner, if applicable) for the entire term. Any balance between the amounts in the repayment scheme and the realised payments (converted in Norwegian kroner, if applicable) shall be debited or credited to the settlement account as described in § 13. Any currency balance shall be converted to Norwegian kroner in accordance with market rates and the principles provided in § 12.

The Ministry will cover the balance if Eksportfinans’s realised lending costs (when the payments are converted to Norwegian kroner) are lower than the payments which Eksportfinans should have received according to the specifications in the repayment scheme. Eksportfinans shall cover the balance if the actual repayments exceed the specifications in the repayment scheme. The procedures in connection with registration of positive and negative balance on the settlement account are provided in § 13.

§10	Breach and delays

Breach by the borrower shall not be covered by the 108 Agreement. Payments in the form of settlement of claims shall be handled as ordinary payments from the borrower, cf. § 9.

If a guarantee cannot be fulfilled in connection with a breach, Eksportfinans shall cover the loss.

C	ACCOUNTING

§11	The agreement’s liquidity

When placing the 108 Agreement’s liquidity, Eksportfinans shall be credited with an interest of [*]% per annum.

Eksportfinans decides on the placement of the liquidity. Any liquidity shall as a main rule be placed in the 108 Agreement’s main currencies.

§12	Currency account

Each borrowing and lending in a foreign currency shall be registered at market rate on the date of the borrowing and converted to Norwegian kroner according to this currency. On each working day of the loan’s term the loan amount shall be converted to Norwegian kroner in accordance with the market rate. The currency rate shall be the rate generally applied in Eksportfinans’s accounts.

Any balance in the loans’ value in Norwegian kroner as a result of changed currency rates without involving a payment, shall be registered on an account for unrealised currency balance. Any balance in the loans’ value in Norwegian kroner as a result of changed currency rates shall be registered on the settlement account after a profit or a loss has been realised.

In connection with interest and currency hedging, the relevant amounts shall be registered with the market rate on the date of the transaction and converted to Norwegian kroner in the same manner as described above.

§13	Settlement account

A separate settlement account is established in Eksportfinans’s accounts where any balance between the actual payments from or to Eksportfinans shall be credited in accordance with the relevant reference amounts (i.e. the repayment schemes in Norwegian kroner). When Eksportfinans grants larger amounts or receives smaller amounts (in Norwegian kroner) than indicated by the reference amounts, the balance shall be currently debited to the settlement account. In the opposite case, the balance shall be credited to the same account. On the account the following shall be registered:

a.	Balance regarding repayment schemes for borrowing as described in § 4.

b.	Balance regarding repayment schemes for lending as described in § 9.

c.	Balance between actual non-recurring costs in connection with borrowing and Eksportfinans’s share of such costs, cf. § 8.3, second paragraph.

d.	Realised currency rate balance in connection with currency exchange transactions, cf. § 12.

e.	Balance between Eksportfinans’s interest income of currency deposits abroad, and deposits in Norwegian kroner and the reference rate for the 108 Agreement’s liquidity, cf. § 11.

f.	Balance between the actual interest and currency hedging costs and the repayment schemes, cf. § 12.

The 108 Agreement shall, in an accounting aspect, be kept apart from the general activities of Eksportfinans. Eksportfinans shall at all times be able to document the assets relating to the 108 Agreement. Eksportfinans shall not apply any assets under this agreement for other activities.

§14	Settlement

Within the framework and grants stipulated by the Parliament, the Ministry will pay to Eksportfinans any deficit occurred as a result of registrations on the settlement account as mentioned in § 13. Eksportfinans shall transfer to the Ministry any profit occurred on the settlement account. The settlement shall take place within 16 months upon termination of the each accounting year.

The settlement amount shall have an interest of [*]% per annum. The interest shall accrue as from the month of crediting or debiting an amount to the settlement account.

D	REPORTING

§15	Annual report

Eksportfinans shall submit specific accounts and annual report confirmed by an auditor for the 108 Agreement within four months upon expiry of each accounting year.

§16	Borrowing plan

Eksportfinans shall each year prepare a plan for the borrowing which will be executed the following year. The plan shall be based on a composition of borrowing terms expected to give the lowest possible average long-term cost compared to expected development in the interest levels (portfolio management) and particularly with respect to currency and loan term balance in connection with lending.

The borrowing plan shall be presented to the Ministry within the year-end for approval. The Ministry shall give its response within 21 days after the year-end. Eksportfinans shall propose amendments in the plan in the event of material changes in the terms on which the borrowing plan was based.

§17	Meetings between the parties

A meeting shall be held between the parties two months at the latest upon presentation of the 108 Agreement’s accounts. At the meeting the parties shall discuss the accounts and any relevant questions related to the management of the 108 Agreement.

§18	Other reporting

The parties shall keep each other currently informed of all material issues which may affect the 108 Agreement.

E	GENERAL

§19	Documentation

The Ministry may at all times demand complete documentation from Eksportfinans regarding the various matters under this agreement. The Public Accounts Committee shall also have access to Eksportfinans’s documents regarding such matters.

Eksportfinans will in its loan commitments make sure that the authorities have a right to inspection in accordance with the Grant Regulations.

§20	Information

Eksportfinans shall make all reasonable efforts to inform relevant users of the 108 Agreement of the loan facility.

§21	Confidentiality

The parties’ employees shall keep confident all information which they may become familiar with in connection with the management of the 108 Agreement, in accordance with the provisions in the Public Administration Act and the Financing Act.

§22	Transitional provisions

All outstanding borrowing and lending commitments, including those which are partially paid, shall be regulated by the agreement of 30 June 1978 as for the calculation of interest.

Currency settlement shall take place in accordance with the new principles stipulated in this agreement for all engagements as from the date chosen by the parties, however, no later than 1 January 2000.

The interest terms in this agreement apply for all borrowing and lending commitments where the entire loan amount is paid after 31 December 1998.

§23	Contact persons

The following persons can be contacted at the date of entering into this agreement:

Ministry:	Jostein Djupvik
	Address:	P.O. Box 8014 Dep.
0030 Oslo
	Tel:	22 24 05 45
	Fax:	22 24 27 77
	E-mail:	jostein.djupvik@nhd.dep.telemax.no

Eksportfinans:	Finn O. Bjerke
	Address:	P.O. Box 1601 Vika
0119 Oslo
	Tel:	22 01 22 01
	Fax:	22 01 22 02
	E-mail:	finn.bjerke@eksportfinans.no

§24	Amendments to or termination of the agreement

If the agreement does not fulfil the expectations, each of the parties may demand negotiations.

Each of the parties may upon six months’ notice terminate this agreement with effect for new commitments. Termination can only take place in accordance with foregoing negotiations between the parties.

The agreement is regarded as effective as long as Eksportfinans has loans under the 108 Agreement. If the agreement is terminated, any positive balance on the settlement account shall be credited to the Ministry in its entirety.

§25	Disputes

The parties’ rights under this agreement shall be entirely governed by Norwegian law. If a dispute should arise in connection with the agreement, the dispute shall first be dealt with through negotiations between the parties. If such negotiations should fail, the dispute shall be settled by arbitration in accordance with the Civil Dispute Act, chapter 32.

This agreement is issued in two copies, one to each of the parties.

Oslo, 9 March 1999

for the Ministry of Trade and Industry	for Eksportfinans ASA
Jan Solberg	Tor F. Johansen